SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 26, 2017

Commission File Number: 001-14684

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shaw Communications Inc.

Date: October 26, 2017	By:	/s/ Vito Culmone
	Name:	Vito Culmone
	Title:	Executive Vice President and Chief Financial Officer
Shaw Communications Inc.

EXHIBIT INDEX

Exhibit No.	Description

99	SCI Press Release Class A and B Share Dividend October 2017

NEWS RELEASE

SHAW DECLARES MONTHLY DIVIDENDS

Calgary, Alberta (October 26, 2017) – Shaw Communications Inc. (“Shaw”) announced today that its Board of Directors has declared monthly dividends of $0.09875 on the Class B Non-Voting Participating Shares and $0.098542 on the Class A Participating Shares, payable on each of December 28, 2017, January 30, 2018 and February 27, 2018 to holders of record at the close of business on December 15, 2017, January 15, 2018 and February 15, 2018, respectively.

The foregoing dividends are designated as “eligible” dividends for the purposes of the Income Tax Act (Canada) and any similar provincial legislation.

Shaw’s Board of Directors reviews the applicable dividend rates on a quarterly basis. Shareholders will not be entitled to receive a particular dividend unless they are holders of record on the applicable record date. There is no entitlement to any dividend prior to such date.

About Shaw Communications

Shaw Communications Inc. is an enhanced connectivity provider. Our Consumer division serves consumers with broadband Internet, Shaw Go WiFi, video and digital phone. Our Wireless division provides wireless voice and data services through an expanding and improving mobile wireless network infrastructure. The Business Network Services division provides business customers with Internet, data, WiFi, telephony and video.

Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, SJR.PR.A, SJR.PR.B, NYSE – SJR, and TSXV – SJR.A). For more information, please visit www.shaw.ca.

For further information, please contact:

Shaw Investor Relations investor.relations@sjrb.ca